SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 5 December 2024

Commencement of Second Tranche of share buyback programme for US$ 800 million

Prudential plc (the "Company"; HKEX: 2378; LSE: PRU) announces that it will commence the second tranche ("Second Tranche") of its US$ 2 billion share buyback programme ("Programme") for US$ 800 million. This follows the successful completion of the first tranche of the Programme on 15 November 2024 for US$ 700 million.

The purpose of the Programme is to reduce the issued share capital of the Company in order to return capital to shareholders. The Directors consider the Second Tranche and the Programme to be in the best interests of the Company and of its shareholders.

The Programme remains in addition to other share buybacks that may be undertaken in the future in order to offset the expected dilution from the vesting of awards under employee and agent share schemes and the issuance of ordinary shares under the scrip dividend alternative for future dividends (if offered).

Detailed terms of the Second Tranche

The Company has entered into an arrangement with Barclays Capital Securities Limited ("Barclays") (acting as riskless principal) to conduct the buyback in respect of the Second Tranche on its behalf and to make trading decisions in respect of the Second Tranche independently of the Company.

The arrangement with Barclays enables the purchase of ordinary shares in the issued share capital of the Company ("Ordinary Shares") for a period from 5 December 2024, and will complete no later than 26 June 2025. The aggregate maximum pecuniary amount allocated to the Second Tranche is US$ 800 million (exclusive of associated fees, expenses and stamp duty) (equivalent to GBP 629 million and HKD 6,228 million, in each case based on the closing exchange rate between US$ and GBP and US$ and HKD as of 4 December 2024 GMT) representing an amount equal to the aggregate value of approximately 3.64% of the Company's issued share capital at the closing share price on 4 December 2024.

Barclays may effect purchases of Ordinary Shares under the Second Tranche on the London Stock Exchange and/or other trading venues1 for subsequent purchase by the Company. Purchases by the Company will be treated as being made on the London Stock Exchange. The Company intends that any Ordinary Shares purchased will be cancelled.

The Second Tranche will be conducted in accordance with the authority granted by shareholders at the Company's 2024 Annual General Meeting and any authority granted by shareholders at the Company's 2025 Annual General Meeting. The maximum number of Ordinary Shares which may be purchased by the Company under the Second Tranche is 175,000,000. The Second Tranche will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019), the Commission Delegated Regulation 2016/1052/EU (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019) and in accordance with Chapter 9 of the UK Listing Rules, the Hong Kong Listing Rules and the Hong Kong Code on Share Buy-backs. No purchase of Ordinary Shares will be conducted on the Hong Kong Stock Exchange. No purchases will be made in respect of the Company's American Depositary Receipts.

The Company will make further announcements in due course following any purchase of Ordinary Shares. There is no guarantee that the Second Tranche will be implemented in full or that any Ordinary Shares will be purchased by the Company.

1 Specifically Aquis Exchange Europe, Cboe Europe Limited through the BXE and CXE order books, and any multilateral trading facility operated by Turquoise Global Holdings Limited, each being a trading venue (as defined in the Market Abuse Regulation) in the United Kingdom where the Ordinary Shares are admitted to trading or traded.

Additional information

Contact

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Sarah Schibli	+852 5328 1939	Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 December 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary